3: Proxy

Proxy

At the Annual Meeting of Stockholders, held on May 15, 2001, the shares voted on the following three proposals presented to the Stockholders, as reported by IVS Associates, Inc., independent Inspectors of Election, were as follows:

1. To elect three Class I Directors to serve for a three-year term and until their successors are elected and qualified.

Withheld/

For Abstentions

Alexandre de Takacsy 9,109,524 605,986

Claude W. Frey 9,136,031 580,389

Eric R. Gabus 9,110,674 604,746

Dirk Kipp 4,630,693 53,420

Gregory L. Melville1 4,630,441 53,672

Moritz A. Sell1 4,630,441 53,672

The following persons continue as Directors of the Fund: The Baron Hottinger, Didier Pineau-Valencienne and Samuel B. Witt, III, Esq. (Terms Expire in 2002); and Paul Hottinguer, Claude Mosseri-Marlio and Stephen K. West, Esq. (Terms Expire in 2003).

2. To consider a proposal to confirm the Board of Directors decision to continue the Investment Advisory Agreement with Hottinger Capital Corp.

Withheld/

For Against Abstentions

10,391,014 3,782,139 223,897

3. To consider a stockholder proposal to terminate the Fund's Investment Advisory Agreement with Hottinger Capital Corp.

Withheld/

For Against Abstentions

3,577,602 1,044,577 59,458

Under the Investment Company Act of 1940, with 59.9% of the Fund's outstanding shares present at the Meeting in person or by proxy, the approval of the stockholder proposal to terminate the Fund's Investment Advisory Agreement with Hottinger Capital Corp. required the approval of at least 67% of the shares present at the Meeting. With only 3,577,602 votes cast "FOR" this proposal, it received only 25% of the shares present at the Meeting and was soundly defeated.

In connection with the election of directors, there were no abstentions. In addition, because the matters before the Meeting were contested, brokers were not permitted to cast "broker non-votes" and no such votes are included in the above totals.

Following the Meeting, the Fund's investment advisor, Hottinger Capital Corp., agreed to reimburse the Fund in full for expenses incurred in connection with the engagement of Georgeson Shareholder Communications Inc. as the Funds proxy solicitor. The amount of the reimbursement is $96,508.72.

1Prior to the Meeting, the Fund's Board of Directors determined that Messrs. Melville and Sell failed to meet the qualification requirements of the Funds By-Laws to be nominated as directors of the Fund. Although those nominees were not before the stockholders, the Fund's independent inspector of election reported voting totals for them, because a stockholder solicited proxies for all its nominees. Totals for Messrs. Melville and Sell are included here for information only.

Litigation On April 2, 2001 and May 8, 2001 two complaints were filed in purported class actions on behalf of stockholders of the Fund in the Court of Chancery of the state of Delaware by individuals claiming to be Fund stockholders against the Fund, each of its Directors and Hottinger Capital Corp., the Fund's Investment Advisor (collectively, the "defendants"). The complaints in these cases, entitled Kimberly Kahn vs. Paul Hottinguer et al. and Charles Miller vs. Paul Hottinguer et al., allege that the defendants have: (A) breached fiduciary duties to stockholders and violated Section 109(a) of the Delaware General Corporation Law by adopting amendments to the Fund's Bylaws requiring a vote of 75% of the Fund's outstanding shares to alter, amend or repeal the Bylaws or to adopt other bylaws; (B) breached fiduciary duties to stockholders by adopting amendments to the Fund's Bylaws requiring nominees for election as directors to satisfy certain qualifications; and (C) breached fiduciary and contractual duties through the manner in which the Fund effected a capital gains distribution in December 2000. The complaints seek as relief among other things: (i) a declaration that the defendants have breached their fiduciary duties to stockholders and that the amendments to the Bylaws are null and void; (ii) an injunction in connection with any meeting of stockholders preventing the defendants from enforcing the Bylaw amendments; and (iii) certain unspecified damages. The defendants, including the Fund, believe that each complaint is without merit and are defending against them vigorously.